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                             August 23, 2021

       Randy Milby
       Chief Executive Officer
       Hillstream BioPharma Inc.
       1200 Route 22 East, Suite 2000
       Bridgwater, NJ 08807

                                                        Re: Hillstream
BioPharma Inc.
                                                            Amendment No. 2 to
Draft Registration Statement
                                                            Submitted August 4,
2021
                                                            File No. 377-04884

       Dear Mr. Milby:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Cover Page

   1.                                                   We reissue comment 2.
Revise to clarify if you will proceed with the offering if the stock is not approved for
listing on The Nasdaq Capital Market.
       Gatefold, page i

   2. We reissue comment 3 as the graphic has not changed in the ways indicated in your response to the
comment.
 Randy Milby
FirstName
Hillstream LastNameRandy
           BioPharma Inc. Milby
Comapany
August  23, NameHillstream
            2021           BioPharma Inc.
August
Page  2 23, 2021 Page 2
FirstName LastName
Industry and Market Data, page 48

3. We reissue comment 14. Revise to clarify that you are responsible for the disclosure in your document.
Business, page 60

4. We reissue comment 19 to the extent the graphic on page 69 remains illegible.
Intellectual Property, page 80

5. Refer to comment 21. Clarify to which of your products each patent family relates.
Certain Relationships and Related Person Transactions, page 95

6. You state that on December 22, 2020, you issued Leonard Mazur a subordinated convertible promissory note in the principal amount of $300,000. We note from page 86 that Mr. Mazur has served on the Board since July 2021. Please revise to disclose the nature of any prior relationship you had with him and/or the basis for issuing him a convertible promissory note approximately seven months prior to his Board appointment.
         Please address where this amount is reflected in the financial statements as of December
         31, 2020. We note from page F-34 that the subordinated convertible promissory notes to date have been issued "principally all to the Chief Executive Officer and founder".
       You may contact Jenn Do at 202-551-3743 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Chris Edwards at 202-551-6761 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Jeffrey Fessler, Esq.